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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2015

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Pratt & Whitney PurePower® Engine for Embraer E-Jets E2 Begins Flight Test Program

MIRABEL, Canada, November 3rd, 2015 – The Pratt & Whitney PW1900G PurePower® Geared Turbofan™ (GTF) engine for the Embraer E190-E2 and E195-E2 aircraft, successfully completed its first flight initiating the engine’s flight test program. The PW1900G engine model, which was assembled at Pratt & Whitney’s Middletown Engine Center in Connecticut, flew on Pratt & Whitney’s 747SP flying test bed at the company’s Mirabel Flight Test Center, in Mirabel, Quebec, Canada. Pratt & Whitney is a United Technologies Corp. (NYSE:UTX) company.

“The start of engine flight testing is an important milestone for us as we bring the E-Jets second generation from concept to reality,” said Paulo Cesar Silva, Embraer President & CEO, Embraer Commercial Aviation. “The addition of PurePower engines into our proven aircraft with an award winning cabin provides a compelling value proposition for our customers.”

“We are excited to be a part of Embraer’s E-Jets E2 program providing the industry-leading benefits of the Geared Turbofan engine, including significant reductions in noise, emissions and fuel burn,” said Greg Gernhardt, president, Pratt & Whitney Commercial Engines. “This is a historic time for us as we begin the flight test program for our fourth PurePower airframer customer.”

The PurePower engine family has completed more than 23,000 hours of testing and 40,000 cycles.

The E-Jet E2 program is one of two that Pratt & Whitney and Embraer are working together  on. Pratt & Whitney is part of the collaboration which supplies the V2500-E5 engine for the Embraer KC-390, which is under certification campaign. Pratt & Whitney also supplies the auxiliary power unit for the E-Jet E2 program.

Pratt & Whitney is a world leader in the design, manufacture and service of aircraft engines and auxiliary power units. United Technologies Corp., based in Farmington, Connecticut, provides high-technology systems and services to the building and aerospace industries. To learn more about UTC, visit its website at www.utc.com, or follow the company on Twitter: @UTC.

Embraer S.A. is the world’s largest manufacturer of commercial jets up to 130 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide.

The V2500 engine is offered through IAE International Aero Engines AG, a multinational aero engine consortium whose shareholders comprise Pratt & Whitney, Pratt & Whitney Aero Engines International GmbH, Japanese Aero Engines Corporation and MTU Aero Engines.

This press release contains forward-looking statements concerning future business opportunities. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to changes in levels of demand in the aerospace industry, in levels of air travel, and in the number of aircraft to be built; challenges in the design, development, production and support of advanced technologies; as well as other risks and uncertainties, including but not limited to those detailed from time to time in United Technologies Corp.’s Securities and Exchange Commission filings.

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Sara Banda

Pratt & Whitney

860-565-4031 office

860-202-8644 mobile

sara.banda@pw.utc.com

Alice Straight

Pratt & Whitney

860-565-2344 office

860-830-6817 mobile

alice.straight@pw.utc.com

Alyssa Ten Eyck

Embraer

+1 954 359 3847 office

  +1 954 383 0460 mobile

 aeyck@embraer.com

Nicolás Morell Gonzalez

Embraer

+ 55 12 3927-4044

+ 55 12 98149-9238

  nicolas.morell@embraer.com.br

For more information about Pratt & Whitney, visit http://www.pratt-whitney.com

For more information about the PurePower engines, visit http://www.purepowerengines.com

For more information about Embraer, visit www.embraer.com.br.

Photographs are available at: http://www.prattwhitney.com/Photos

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2015

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer